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                                                                      EXHIBIT 3

                              AMENDED AND RESTATED
                              EMPLOYMENT AGREEMENT

  THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT, is made effective as of the 23rd day of March, 1998, by and between CALVIN KRUPA (the "Employee"), ULTRA PAC, INC., a Minnesota corporation (the "Corporation" or "Ultra Pac"), with its principal place of business located at 22051 Industrial Boulevard, Rogers, Minnesota 55374, and IVEX PACKAGING CORPORATION, a Delaware corporation ("Ivex") with its principal place of business located at 100 Tri-State Drive, Suite 200, Lincolnshire, Illinois 60069;

                                    RECITALS

  A. The Employee and Ultra Pac, Inc. have entered into an employment agreement dated as of June 20, 1989, as amended on March 31, 1990 and January 3, 1992 (the "Ultra Pac Employment Agreement"), providing for the terms of Employee's employment with Ultra Pac.

  B. Pursuant to an Agreement and Plan of Merger dated as of March 23, 1998 by and between Ultra Pac and Ivex (the "Agreement and Plan of Merger"), Ultra Pac will become a wholly-owned subsidiary of Ivex.

  C. The Corporation desires to continue to retain the services of the Employee, and the Employee is willing to enter into this amended and restated employment agreement (the "Agreement") upon receipt of the consideration set forth in this agreement.

                                   AGREEMENT

  NOW, THEREFORE, in consideration of these premises and the mutual promises of the parties, it is agreed as follows:

  1.) Definitions - For purposes of this Agreement, the following words shall have the indicated meanings:

  (01) "Affiliates" means the parent, subsidiaries, or divisions of the Corporation or Ivex and joint ventures and partnerships of which the Corporation or Ivex is a member;

  (02) "Business" means all business developed, or under consideration for development, by the Corporation, Ivex, or their respective Affiliates in the extrusion of plastic materials or the thermoforming of plastic packaging lines of business before or during the term of this Agreement;

  (03) "Competing Business" means any company, person, entity, or organization other than the Corporation or Ivex engaged in, or about to become engaged in, developing, marketing, manufacturing, or selling of any product, good, or service which is an
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  alternative to or which is marketed in competition with any product, good, or service of the Business of the Corporation, Ivex or their respective
  Affiliates;

  (04) "Confidential Information" means any information which is not generally known or readily ascertainable by proper means which relates to the entity's existing or reasonable foreseeable business; any information or compilation of information possessed by the Corporation, Ivex, or their respective Affiliates that derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means, including but not limited to: (a) any information not generally known or readily ascertainable in the industry of the Business, regarding the Corporation's, Ivex's, or their respective Affiliates' products, pricing of products, research, marketing, servicing, business systems, and techniques;
  (b) financial information concerning the business and customers of the Corporation, Ivex, or their respective Affiliates, including, but not limited to, customer lists, information concerning accounts receivable of the customers of the Corporation, Ivex, or their respective Affiliates; (c) quantity and type of products and services purchased by customers from the Corporation, Ivex, or their respective Affiliates; and (d) any information that the Corporation, Ivex, or their respective Affiliates may from time to time designate as "confidential," "proprietary," or "trade secrets" which is not generally known in the Corporation's, Ivex's, or their respective Affiliates' industry;

  (05) "Inventions" means discoveries, improvements, and ideas (whether or not shown or described in writing or reduced to practice) and works of authorship, whether or not patentable or copyrightable:

     (a)   Which relate directly to the Business;

     (b) Which relate to the Corporation's, Ivex's, or their respective Affiliates' actual or demonstrably anticipated research or development;

     (c) Which result from any work performed by the Employee for the Corporation;

     (d) For which equipment, supplies, facility, or trade secret information of the Corporation, Ivex, or their respective Affiliates are used; or

     (e)   Which is developed on any Corporation time;

  (06) "Product" means collectively the products and services in the Business sold by the Corporation, Ivex, or their respective Affiliates to their customers or any products and services which are or may be under consideration in the Business for development and sale to customers.

     2.) Employment - The Corporation hereby retains the Employee to provide full-time attention and energy as may be reasonably required to perform his services as Chief Executive Officer of the Corporation and oversee the day to day management of the Corporation. The Employee hereby accepts employment with the Corporation to provide said services upon the





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terms and conditions hereinafter set forth.  The Employee will have the duties of Chief Executive Officer and such other duties as the Corporation's Board of Directors may from time to time specify. In performance of the services hereunder, the Employee agrees to comply with such rules, regulations, instructions, and policies as the Corporation may from time to time adopt.

  3.) Term - The Employee's initial term of employment will commence upon the effective date of this Agreement pursuant to Section 27 hereof and will continue for a period of three (3) years, subject to earlier termination in accordance with Section 13 hereof.

  4.) Compensation - Subject to the provisions of Section 13, the Corporation agrees to pay, and the Employee agrees to accept the following for his services rendered hereunder:

  (01) Salary - A base salary of Three Hundred Nine Thousand Dollars ($309,000) per year shall be paid in accordance with the Corporation's general payroll practices for executive employees. During the term of this Agreement, the Employee's salary shall not be reduced. The Corporation's Board of Directors in its sole discretion may, from time to time, increase the Employee's salary.

  (02) Grant of Stock and Options; Annual Bonus - During the term of this Agreement, Employee shall be entitled to participate in and receive benefits under any other benefit plans or programs (including, without limitation, equity-based arrangements) or additional compensation or remuneration plans or programs offered by Ivex of the type and in an amount comparable to that provided to executive officers of Ivex having similar levels of responsibility as Employee's; provided, however, that Ivex is not obligated to adopt or continue any such benefit plans or programs during the term of this Agreement, and the Employee's participation in any such plans or programs will be subject to the provisions, limitations and rules applicable to such plans or programs. In addition, Employee shall be eligible to participate in the Ivex bonus program to the same extent as other executive officers of Ivex having similar levels of responsibility as Employee's.

In addition, Employee shall be entitled to the reimbursement of reasonable business expenses incurred by Employee in furtherance of the Business.

  5.) Vacation - The Employee shall be entitled to four (4) weeks of vacation each year, exclusive of the Corporation's recognized holidays, during which time compensation as set forth herein will be paid in full. Unused vacation time in any calendar year shall not accumulate and will be lost if not used. Vacation is expected to be taken within the twelve (12) month period earned.

  6.) Club Membership - The Corporation will pay for the Employee's membership in a club of his choice as may be approved by the Board of Directors.

  7.) Company Car - The Corporation shall furnish to Employee, at the Corporation's expense, the use of an automobile and automobile insurance and related expenses upon such terms as shall be determined by the Board of Directors.





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  8.)  Life Insurance - Subject to the provisions of Section 13, the
Corporation agrees to provide, and pay premiums for, a term life insurance policy on the Employee in the amount of $500,000. The Corporation reserves the right to provide such life insurance through a group term life insurance policy sponsored by Ivex. In addition, the Corporation agrees to continue to pay premiums on the split dollar, variable life insurance policy, with policy number 40 240 409 (the "Variable Life Policy") for the term of this Agreement. Upon termination of this Agreement the Corporation will transfer the Variable Life Policy to the Employee.

  9.) Disability - The Corporation agrees that the Employee will be covered at the Corporation's expense by a disability policy which provides an annual income in the event of Employee's total disability equal to Employee's base salary as set forth in Section 4, for the remainder of Employee's life in the event of permanent disability, and for the duration of the disability in the event of temporary disability. The terms of the disability policy govern the benefits received. The Corporation reserves the right to change disability insurers at any time or to provide such benefit through a disability plan sponsored by Ivex. The Corporation agrees to pay the Employee, from the date Employee is absent due to the onset of the disability and during the period of continued absence due to such disability, the Employee's regular monthly salary as provided in Section 4, for up to a maximum of six (6) months following the onset of the disability, according to the regular schedule for payment of such salary.

  10.) Severance Pay - The following terms and conditions shall govern the payment of severance pay upon the termination of this Agreement:

  (01) For purposes of this Section 10, the term "for cause" is defined as the termination of Employee occasioned by an act or acts described in Section 13.03.

  (02) Severance paid pursuant to this Section 10 shall be payable, in Employee's sole discretion, either in a lump sum within fifteen (15) days of the date of termination of employment, or in semi-monthly installments over a period of time not to exceed three (3) years.

  (03) If the Corporation terminates Employee's employment at any time "for cause," or pursuant to Sections 13(02) or 13(04) or if Employee terminates his employment pursuant to Section 13(01) hereunder, Employee shall be entitled to no severance pay pursuant to this Section 10. In the event of a termination pursuant to Section 13(04), however, the Employee shall continue to be entitled to the benefits provided under Section 9 hereunder.

  (04) If the Corporation terminates Employee's employment for any reason other than "for cause" or other than pursuant to Sections 13(02) or 13(04) during the term of this Agreement, Employee shall be entitled to severance pay in an amount equal to Employee's annual base salary in effect on the date of termination pursuant to Section 4 multiplied by the number of years (or partial years on a pro rata basis) remaining on the term of the Agreement pursuant to Section 3.

  (05) Notwithstanding anything in this Agreement to the contrary, if any of the payments to be paid in connection with this Agreement, together with any other payments





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  or benefits which Employee has the right to receive from the Corporation or any corporation which is a member of an "affiliated group" (as defined in Section 1504(a) of the Internal Revenue Code of 1986, as amended (the "Code") without regard to Section 1504(b) of the Code) of which the Corporation is a member, constitute an "excess parachute payment" (as defined in Section 280G(b) of the Code), the payments to be made in connection with this Agreement shall be reduced to the extent necessary to prevent any portion of such payments or benefits from being subject to the excise tax imposed under
  Section 4999 of the Code; provided, that such reduction shall be made only if the aggregate amount of the payments after such reduction exceeds the difference between (A) the amount of such payments absent such reduction minus (B) the aggregate amount of the excise tax imposed under Section 4999 of the Code attributable to any such excess parachute payments arising in connection with a change in control. The determination as to whether any such decrease in the payments to be made in connection with this Agreement is necessary must be made in good faith by legal counsel or a certified public accountant selected by Employee and reasonably acceptable to the Corporation, and such determination will be conclusive and binding upon Employee and the Corporation. In the event that a reduction is necessary, Employee will have the right to designate the particular payments or benefits that are to be reduced or eliminated so that no portion of the payments or benefits to be made or provided to Employee in connection with this Agreement will be "excess parachute payments" subject to the excise tax under Code Section 4999. The Corporation will pay or reimburse Employee on demand for the reasonable fees, costs and expenses of the counsel or accountant selected to make the determinations under this section.

  11.) Inventions - With respect to Inventions made, authored, or conceived by the Employee, either solely or jointly with others, during the Employee's employment relating to the existing or foreseeable business interests of the Corporation, whether or not during normal working hours or whether or not on the Corporation's premises, the Employee shall:

  (01) Keep accurate, complete, and timely records of such Inventions, which records will be the Corporation's property and be retained on the Corporation's premises;

  (02) Promptly and fully disclose and describe such Inventions in writing to the Corporation;

  (03) Assign (and the Employee does hereby assign) to the Corporation all of his rights to such Inventions and to applications for letters, patents, and/or copyrights in all countries and to letters, patents, and/copyrights granted upon such Inventions in all countries;

  (04) Acknowledge and deliver promptly to the Corporation (without charge to the Corporation but at the Corporation's expense) such written instruments and to do such other lawful acts as may be necessary, in the Corporation's opinion, to preserve property rights against forfeiture, abandonment or loss and to obtain and maintain letters, patents, and/or copyrights and to vest the entire right and title thereto in the Corporation; provided, however, that the Corporation shall assign back to Employee any Invention





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  conceived by Employee which is not utilized or exploited by the Corporation within two (2) years of its assignment to the Corporation by Employee.

  NOTICE - The Employee understands that this Section does not apply to an invention for which no equipment, supplies, facility, or trade secret information of the Corporation was used and which was developed entirely on the Employee's own time, and (1) which does not relate (a) directly to the Business of the Corporation or (b) to the Corporation's actual or demonstrably anticipated research or development, or (2) which does not result from any work performed by the Employee for the Corporation.

 12.) Confidentiality - The Employee shall have access to Confidential Information which the Corporation desires to protect at all times. Therefore:

 (01) The Employee understands, acknowledges, and agrees that:

   (a) Confidential Information includes all types of information described in Section 1(04) at the outset of this Agreement;

   (b)   The Employee's duties will involve the use of Confidential
   Information;

   (c) The Corporation has expended substantial sums of money, time, and effort in developing such Confidential Information; and

   (d) The Corporation will be substantially harmed in the competitive marketplace if the Confidential Information is used to its detriment or to the benefit of others.

 (02) In recognition of the foregoing, the Employee agrees that:

   (a) The Employee will not during or after employment with the Corporation, directly or indirectly use or disclose any Confidential Information to any other person, firm or company, or in any way use for his benefit, or to the detriment of the Corporation, any information or knowledge obtained during the course of his employment with the Corporation, except as required in the conduct of the Corporation's business or as authorized in writing by the Corporation; and

   (b) All memoranda, notes, records, papers, and other documents, electronic and magnetic storage media, and all copies thereof relating to the Corporation's operation of Business and all objects related thereto are and remain the property of the Corporation; including, but not limited to, those developed, investigated, or considered by the Corporation. The Employee will not copy or duplicate any of the aforementioned documents or objects nor use any information contained therewith, except for the Corporation's benefit, either during or after his employment.

 13.) Termination - The employment relationship established by this Agreement may be terminated as follows:





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  (01) Upon thirty (30) days' prior written notice of termination by either party, or by mutual written agreement of the parties;

  (02) Immediately if the Employee dies;

  (03) Immediately, upon notice from the Corporation, if any one of the following occurs:

       (a) A court determining that the Employee was dishonest or stole property of the Corporation;

       (b) Except where the nonperformance is caused by the illness or other similar incapacity or disability of the Employee, gross and continuing neglect in the substantial performance of duties reasonably assigned to the Employee that is not corrected promptly upon receipt by the Employee of written notice delivered at the direction of the board of directors of the Corporation specifically identifying the manner in which it is alleged that the Employee has not substantially performed his duties;

      (c) Any willful and material breach of any of the terms of this Agreement except where the breach is caused by the illness or other similar incapacity or disability of the Employee; or

      (d) The Employee's commission of a crime or other act which would materially damage the reputation of the Corporation.

  (04) Effective ninety (90) days after notice is given by Corporation, if the Employee becomes incapacitated, mentally or physically, to the extent that a Board certified medical doctor with a specialty in the type of disability, certifies the Employee unable to perform his duties under this Agreement for a period of six (6) months during any twelve (12) consecutive month period. If a question exists concerning the capacity of the Employee to perform his duties, the Corporation may require the Employee to submit to a medical examination by a doctor or medical facility licensed to practice medicine. The Corporation and the Employee shall mutually agree upon the physician and medical facility which shall conduct the examination and provide treatment.

  (05) Unless terminated by the Corporation pursuant to Section 13(03) or by the Employee pursuant to Section 13(01), Health Insurance and Disability Insurance coverages shall be continued at the Corporation's expense after termination of Employment for two (2) years:

  (06) In the event that the Corporation terminates or attempts to terminate this Agreement pursuant to Section 13(03) and the Employee successfully challenges such termination, the Employee shall be entitled to payment from the Corporation of any expenses incurred (including, without limitation, reasonable attorneys fees) to enforce or defend his rights under this Agreement.





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  14.) Obligations Upon Termination - Notwithstanding any termination of this
Agreement, the parties shall be required to carry out any provisions which contemplate performance by them subsequent to such termination, including but not limited to the Employee's duties regarding confidentiality and his covenant not to compete, and the Corporation's duty to provide severance pay. Upon termination of this Agreement for any reason, the Employee shall immediately:

  (01) Discontinue servicing any customers of the Corporation, and using any property, facilities, and services provided by the Corporation;

  (02) Discontinue the use of any and all Confidential Information, programs, customer lists, records, or contacts, unless a written agreement thereon provides otherwise;

  (03) Return to the Corporation equipment, lists, documents, and all other property of the Corporation; and

  (04) Discontinue further representation of himself as an agent, employee, or other person connected with the Corporation.

  15.) Covenant Not to Compete - The parties agree that the Corporation and Ivex would be substantially harmed if the Employee competes with the Corporation or Ivex during employment with the Corporation or after termination of employment. The parties further agree that all customers are customers of the Corporation, Ivex, or their respective Affiliates, and not the Employee. Therefore, in exchange for the Noncompete Payment provided in Section 15A hereunder, the Employee agrees that for a period of five (5) years from the effective date hereof, the Employee will not directly or indirectly, without the Corporation's written consent:

  (01) Own, manage, operate, join, control or render services to or for any person, firm, corporation or other organization for compensation or profit or engage in any activity that competes with the interest of the Corporation, Ivex, or their respective Affiliates, in the extrusion of plastic materials or the thermoforming of plastic packaging products business or in any way assist any Competing Business in North America, or such other geographical area where the Corporation, Ivex, or their respective Affiliates, may establish, sell Products to or render services to, customers or potential customers during the term of this Agreement; provided, however, that ownership of stock or other securities in a publicly held corporation, for which the Employee's sole purpose is that as an investor, is not prohibited;

  (02) Hire, offer to hire, entice away or in any other way persuade or attempt to persuade any employee, officer, agent, independent contractor, supplier, customer or subcontractor of the Corporation, Ivex, or their respective Affiliates, to discontinue their relationship with the Corporation; and

  (03) Vilify, criticize or otherwise slander or defame the business or business practices of the Corporation, Ivex, or their respective Affiliates, or their officers, directors or employees.





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The Employee's covenant not to compete in this Section 15, shall be enforceable only if Employee is paid the full amount of the Noncompete Payment in accordance with Section 15A hereunder. The Employee acknowledges and agrees that the provisions of this Section 15 are reasonable and valid in geographical and temporal scope and in all other respects. If any of the provisions of this
Section 15 are held to be unenforceable because of the scope, duration or area of its applicability, the court making such determination shall have the power to modify such scope, duration or area or all of them, and such provision shall then be applicable in such modified form.

  15A.) Noncompete Payment - As compensation for Employee's agreement not to compete contained in Section 15 hereof, the Corporation shall pay to the Employee the total amount of $927,000 (the "Noncompete Payment") as follows:

  (01) $309,000 on the effective date of this Agreement;

  (02) $309,000 on the date that is one year from the effective date of this Agreement; and

  (03) $309,000 on the date that is two years from the effective date of this Agreement.

The Noncompete Payment shall be made to the Employee without regard to whether this Agreement is terminated in accordance with Section 13 hereunder, or otherwise.

  16.) Consideration - The Employee acknowledges and agrees that beyond his continued employment with the Corporation, the Employee has been offered and has voluntarily accepted the Noncompete Payment as provided by Section 15A of this Agreement for his covenant not to compete.

  17.) Remedy - The Employee understands that the Corporation may not have an adequate remedy at law for the threatened breach or breach of any covenant set forth in this Agreement, and agrees that in the event of any breach, or threatened breach, the Employee shall reimburse the Corporation for its reasonable attorneys' fees and costs incurred in enforcing its rights under this Agreement. The Employee further agrees that in the event of a breach or a threatened breach, in addition to other remedies which may be available to it, the Corporation has the right to sue in equity and enjoin the Employee for a breach or threatened breach of this Agreement.

  18.) Assignment - The Employee may not transfer or assign this Agreement or any of the Employee's rights or obligations hereunder. The Employer may transfer or assign this Agreement or any of its rights or obligations hereunder with or without notice to the Employee.

  19.) Binding Effect - This Agreement shall be binding upon and inure to the benefit of the parties hereto, their heirs, executors, administrators, successors, and legal representatives.

20.) Law Governing - This Agreement will be construed and governed in accordance with the laws of the State of Minnesota.





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  21.) Entire Agreement - This Agreement contains the entire agreement between the parties and no amendments or additions or deletions will be valid unless made in writing and signed by the parties hereto. There is merged herewith all prior and collateral representations, promises, and conditions concerning the Employee and the Corporation, including, without limitation, the Ultra Pack Employment Agreement. This Agreement replaces, supersedes, and nullifies all prior agreements or arrangements between the parties relating to the subject matter of this Agreement.

  22.) Severable - In the event any portion of this Agreement is found to be invalid or unenforceable by any court of competent jurisdiction, such portion shall be stricken to the extent necessary and the remainder of such provisions and the remainder of this Agreement shall continue in full force and effect.

  23.) Captions - Article, paragraph, or section titles or other headings contained in this Agreement are for convenience only and will not be deemed a part of the context of this Agreement.

  24.) Notice - Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and sent by registered or certified mail, to the residence of the Employee or to the principal office of the Corporation, whichever shall be applicable.

  25.) Jurisdiction/Venue - The Corporation, Ivex and the Employee consent to jurisdiction of the courts of the State of Minnesota and/or the Federal District Courts, Fourth Division, State of Minnesota, for the purpose of resolving all issues of law, equity, or fact arising out of or in connection with this Agreement or any other instrument or document executed or delivered in connection herewith and that venue, for the purpose of all such suits, shall be in Hennepin County, State of Minnesota.

  26.) Guaranty by Ivex Packaging Corporation - Ivex hereby unconditionally guarantees the performance and the obligations of Ultra Pac hereunder, including without limitation, Ultra Pac's obligation to pay severance pursuant to Section 10 hereunder and to make the Noncompete Payment pursuant to Section 15A hereunder.

  27.) Condition Precedent - This Agreement shall be effective as of, and shall be conditioned upon, the closing of the Merger contemplated by the Agreement and Plan of Merger. In the event that such Merger does not close, this Agreement shall be null and void and of no further effect.





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  IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

CORPORATION:
ULTRA PAC, INC.                                    EMPLOYEE:

By:________________________________________________
Its:_______________________________________________
                                                   _____________________________

                                                                    Calvin Krupa


IVEX PACKAGING CORPORATION


By:________________________________________________
Its:_______________________________________________










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